

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

November 6, 2012

VIA U.S. MAIL

E. J. Borrack, Esq.
Wealthfront Inc.
203 Forest Avenue
Palo Alto, CA 94301

Re: Wealthfront ETF Trust, et al., File No. 812-13917

Dear Ms. Borrack:

By Form APP-WD filed with the Securities and Exchange Commission on November 2, 2012, you requested that the above-referenced application, filed under the Investment Company Act of 1940, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

Jennifer L. Sawin
Branch Chief
Office of Investment Company Regulation

cc: Brian Dennen, President and CCO, Wealthfront Brokerage Corporation
Steven I. Amchan, Senior Counsel